EXHIBIT 99.2

For Immediate Release	Date: July 26, 2021
21-28-TR

Teck Reports Unaudited Second Quarter Results for 2021

Strong quarterly results supported by positive market backdrop and progress on key projects

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited second quarter results for 2021.

“Solid performance at our operations and key projects against the backdrop of improving market conditions made for a very positive second quarter of 2021, with adjusted profit up 281% compared to the same period last year,” said Don Lindsay, President and CEO. “We managed through the most acute COVID-19 conditions in Chile since the start of the pandemic while safely achieving our best quarterly progress to date on our flagship QB2 copper growth project. The COVID-19 situation in Chile has improved in recent weeks and vaccination rates at QB2 are high, which is contributing to strong momentum on the project heading into the third quarter. Our Neptune port upgrade project is operational and ramping up to full capacity, and the new facility is being integrated into our logistics chain, which will reduce costs, enhance flexibility and improve performance.”

Highlights

•	Adjusted EBITDA[1] of $989 million in Q2 2021, an increase of 104% compared to the same period last year.
•	Adjusted profit attributable to shareholders[1] of $339 million or $0.64 per share in Q2 2021, an increase of 281% compared to the same period last year. Profit attributable to shareholders was $260 million, or $0.49 per share in Q2 2021.
•	Despite the largest COVID-19 wave to date in Chile, the construction of our QB2 project continued to advance with the best quarterly progress to date.
•	Our financial results are significantly improved compared to the same period last year supported by the positive market backdrop of improved commodity prices, production in line with plan across our business units and sales meeting our Q2 2021 guidance.
•	Our copper business unit had a strong Q2 2021 with a 198% increase in gross profit before depreciation and amortization[1] compared to the same period last year, supported by an average realized copper price of US$4.39 per pound and copper production of 72,100 tonnes, in line with plan.
•	Our zinc business unit had a strong Q2 2021 operating performance with an increase in zinc production at our Red Dog Operations of 67% compared to the same period last year, resulting in an increase to our 2021 annual zinc in concentrate production guidance range.
•	Sales of steelmaking coal were 6.2 million tonnes in Q2 2021, with approximately 2 million tonnes sold to China at significantly higher prices than FOB Australia prices. The FOB Australia and CFR China price assessments increased sharply in the latter half of Q2, the impact of which will be reflected in our Q3 financial performance.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•	Liquidity of $6.1 billion as at July 26, 2021.
•	We were named to the Best 50 Corporate Citizens in Canada ranking as one of the top 50 companies in Canada for corporate citizenship for the 15th consecutive year.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

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Financial Summary Q2 2021

Financial Metrics (CAD$ in millions, except per share data)	Q2 2021	Q2 2020
Revenues	$2,558	$1,720
Gross profit before depreciation and amortization[1]	$1,059	$453
Gross profit	$689	$139
Adjusted EBITDA[1]	$989	$485
Profit (loss) attributable to shareholders	$260	$(149)
Adjusted profit attributable to shareholders[1]	$339	$89
Basic earnings (loss) per share	$0.49	$(0.28)
Diluted earnings (loss) per share	$0.48	$(0.28)
Adjusted basic earnings per share[1]	$0.64	$0.17
Adjusted diluted earnings per share[1]	$0.63	$0.17

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section of the MD&A for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Despite Q2 2021 seeing the largest COVID-19 wave to date in Chile, construction continued to advance with the best quarterly progress to date;

•	As COVID-19 cases in Chile started declining in June 2021, and coupled with the country’s high rates of vaccination, we are aggressively ramping-up to peak workforce levels;

•	Overall project progress of 60% is expected in early August;

•	First production continues to be expected in the second half of 2022;

•	The capital cost estimate remains unchanged at US$5.2 billion before COVID-19 related capital costs; and

•	Assuming that our COVID-19 management plan progresses in accordance with our expectations, COVID-19 related capital costs are now expected to be approximately US$600 million.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

•	Our Neptune port upgrade project is in the site wide ramp-up phase, which continues as planned.

•	Click here for a photo gallery of progress on the Neptune port upgrade project.

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Guidance

•	Our previously issued 2021 annual guidance, outlined in summary below, has been updated for changes to zinc, refined zinc, steelmaking coal and bitumen production, zinc net cash unit costs, steelmaking coal transportation costs, bitumen adjusted operating costs and steelmaking coal growth capital and capitalized stripping expenditures.

•	Our usual guidance tables, including three-year production guidance, can be found on pages 28 — 32.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	605 – 630
Refined zinc (000’s tonnes)	290 – 300
Steelmaking coal (million tonnes)	25 – 26
Bitumen (million barrels)	6.6 – 8.1
Sales Guidance – Q3 2021
Red Dog zinc in concentrate sales (000’s tonnes)	180 – 200
Steelmaking coal sales (million tonnes)	5.7 – 6.1
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$ 1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$ 0.35 – 0.40
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$ 59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$ 39 – 42
Bitumen adjusted operating costs (CAD$/barrel)	$ 40 – 44

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Management's Discussion and Analysis

This management’s discussion and analysis is dated as at July 26, 2021 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2021 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2020. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2020, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability in the second quarter improved significantly from a year ago as a result of increases in the prices for all of our principal products, as shown in the table below. Copper prices reached all-time record highs in the second quarter, with average prices 81% higher than the same period a year ago. Realized steelmaking coal prices in the second quarter benefited from approximately 2 million tonnes of sales to customers in China, which were priced at a premium to FOB Australia price assessments.

•	The strengthening of the Canadian dollar compared to the same period a year ago partly offset the benefit of improved commodity prices on our profitability.

Average Prices and Exchange Rates	Three months ended June 30,		Change
	2021	2020
Copper (LME cash – US$/pound)	$4.40	$2.43	81%
Zinc (LME cash – US$/pound)	$1.32	$0.89	48%
Steelmaking coal (realized US$/tonne)	$144	$114	26%
Blended bitumen (realized US$/barrel)	$57.18	$13.93	310%
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.39	(12)%

•	Steelmaking coal sales volumes in the second quarter were 24% higher than the same period last year and within our second quarter 2021 sales guidance range. In addition, our copper sales volumes were 21% higher than the same period last year. This was partly offset by a 36% reduction in sales volumes of zinc in concentrate, consistent with our second quarter sales guidance.

•	Like others in the industry, we are seeing increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While the impact on our second quarter results was slight, we expect these price increases to put modest upward pressure on our cash unit costs in the second half of 2021. Despite this, our 2021 guidance total cash unit costs for our copper and zinc business units and adjusted site cash cost of sales[1] for our steelmaking coal business unit are unchanged and we have lowered our 2021 guidance for net cash unit costs[1] for our zinc business unit.

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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Profit and Adjusted Profit

In the second quarter, our profit attributable to shareholders was $260 million, or $0.49 per share. This compares to a loss attributable to shareholders of $149 million, or $0.28 per share, in the second quarter of 2020. The increase in profit compared to the same period last year is due to substantial increases in the prices for our principal products, partially offset by the effect of the strengthening Canadian dollar. Our profit in the second quarter of last year was negatively impacted by COVID-19 including the temporary shut-down of our Antamina operations, reduced production levels across our operations and $147 million in after-tax COVID-19 expenses.

Adjusted profit attributable to shareholders1 in the second quarter, taking into account the items identified in the table below, was $339 million, or $0.64 per share, compared with $89 million, or $0.17 per share, in the second quarter of 2020. The most significant second quarter adjustment to profit, reflected in the table below, is a $44 million after-tax expense primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$260	$(149)	$565	$(461)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	147	—	169
Environmental costs	44	69	11	(18)
Inventory write-downs (reversals)	—	38	(6)	65
Share-based compensation	24	17	34	(5)
Commodity derivatives	(20)	(20)	(5)	(5)
Other	31	(13)	66	(36)
Adjusted profit attributable to shareholders[1]	$339	$89	$665	$183
Adjusted basic earnings per share[1]	$0.64	$0.17	$1.25	$0.34
Adjusted diluted earnings per share[1]	$0.63	$0.17	$1.23	$0.34

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $50 million of after-tax gains ($79 million, before tax) in the second quarter, or $0.09 per share. We do not adjust our profit for pricing adjustments.

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2021	2020	2021	2020

Revenues and profit
Revenues	$2,558	$1,720	$5,105	$4,097
Gross profit before depreciation and amortization[1]	$1,059	$453	$2,091	$1,229
Gross profit	$689	$139	$1,343	$537
Adjusted EBITDA[1]	$989	$485	$1,956	$1,093
Profit (loss) attributable to shareholders	$260	$(149)	$565	$(461)

Cash flow
Cash flow from operations	$575	$300	$1,160	$579
Property, plant and equipment expenditures	$1,048	$792	$1,917	$1,610
Capitalized stripping costs	$175	$97	$309	$269
Investments	$50	$52	$94	$81

Balance Sheet
Cash balances			$312	$336
Total assets			$42,779	$39,238
Debt and lease liabilities, including current portion			$7,892	$6,157

Per share amounts
Profit (loss) attributable to shareholders	$0.49	$(0.28)	$1.06	$(0.86)
Dividends declared	$0.05	$0.05	$0.10	$0.10

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	72	59	144	130
Zinc in concentrate	168	94	314	248
Zinc – refined	64	70	138	149
Steelmaking coal (million tonnes)	6.4	5.1	12.3	10.0
Bitumen (million barrels)[2]	1.6	1.7	3.4	4.6

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	66	55	133	128
Zinc in concentrate	65	101	196	260
Zinc – refined	69	70	139	150
Steelmaking coal (millions tonnes)	6.2	5.0	12.4	10.7
Blended bitumen (million barrels)[2]	2.2	2.2	4.5	6.6

Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.40	$2.43	$4.12	$2.49
Zinc (LME cash – US$/pound)	$1.32	$0.89	$1.28	$0.93
Steelmaking coal (realized US$/tonne)	$144	$114	$138	$123
Blended bitumen (realized US$/barrel)	$57.18	$13.93	$52.24	$23.67
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.39	$1.25	$1.37

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization1, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Revenues
Copper	$821	$405	$1,588	$975
Zinc	461	479	1,031	1,087
Steelmaking coal	1,112	792	2,159	1,815
Energy	164	44	327	220
Total	$2,558	$1,720	$5,105	$4,097
Gross profit (loss) before depreciation and amortization[1]
Copper	$518	$174	$980	$436
Zinc	96	132	267	315
Steelmaking coal	457	220	869	641
Energy	(12)	(73)	(25)	(163)
Total	$1,059	$453	$2,091	$1,229
Gross profit (loss)
Copper	$429	$103	$795	$259
Zinc	61	73	186	192
Steelmaking coal	233	58	429	304
Energy	(34)	(95)	(67)	(218)
Total	$689	$139	$1,343	$537

Gross profit (loss) margins before depreciation[1]
Copper	63%	43%	62%	45%
Zinc	21%	28%	26%	29%
Steelmaking coal	41%	28%	40%	35%
Energy	(7)%	(166)%	(8)%	(74)%

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

8	Teck Resources Limited 2021 Second Quarter News Release

COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Copper price (realized – US$/pound)	$4.39	$2.45	$4.14	$2.49
Production (000’s tonnes)[2]	72	59	144	130
Sales (000’s tonnes)[2]	66	55	133	128
Gross profit, before depreciation and amortization[1]	$518	$174	$980	$436
Gross profit	$429	$103	$795	$259
Property, plant and equipment expenditures	$725	$488	$1,288	$1,001

Performance

Gross profit from our copper business unit was $429 million in the second quarter compared with $103 million a year ago. Gross profit before depreciation and amortization1 increased by $344 million compared with a year ago (see table below) primarily due to substantially higher copper prices and sales volumes, as well as higher contributions from by-products, which were partially offset by the strengthening of the Canadian dollar.

Copper production of 72,100 tonnes in the second quarter was 12,800 tonnes higher than a year ago, primarily due to higher production at Antamina which was impacted in the second quarter of 2020 by the temporary suspension of operations due to COVID-19. Production was also higher at Highland Valley Copper while production declined at Carmen de Andacollo and Quebrada Blanca, as outlined in the operations section below.

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2020	$174
Increase (decrease):
Copper price realized	381
Sales volumes	29
Unit operating costs	(17)
Co-product and by-product contribution	36
Royalties	(10)
Foreign exchange (CAD$/US$)	(75)
Net increase	$344
As reported in current quarter	$518

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.

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Property, plant and equipment expenditures in the second quarter totaled $725 million, including $40 million for sustaining capital and $666 million for project development expenditures for QB2. Capitalized stripping costs were $52 million in the second quarter, $28 million higher than a year ago when waste movement was reduced as a result of our COVID-19 response measures, primarily at Antamina.

Markets

The refined copper market reached record highs in the second quarter with prices of US$4.78 per pound in mid-May. Demand outside of China continued to recover through the first half of 2021, while demand within China has moderated into the slower summer season. Demand for refined copper and related products has now surpassed pre-COVID-19 levels. This was partly the result of government stimulus measures, pent up demand for consumer goods, logistics bottlenecks, increased infrastructure spending and improved construction and manufacturing activities.

Tightness in the copper concentrate market continued into the second quarter, with spot treatment charges remaining below the annual negotiated contract terms for 2021. Reported mine production disruptions in the second quarter have been relatively minor and mine production is starting to return to pre-COVID-19 levels. Risks to production still remain, as health authorities in various jurisdictions continue to enact measures to limit the spread of COVID-19. Spot treatment charges rose through the second quarter as several smelters took scheduled maintenance outages during the quarter. Premiums for copper cathode in China remained under pressure as buyers continued to source cheaper scrap alternatives, as scrap availability increased with rising prices.

South American mine production improved significantly in the second quarter compared with a year ago, primarily due to the lockdowns which occurred in the second quarter of 2020. South American mine production to the end of May 2021 was still below pre-COVID-19 levels, as supply constraints continued to impact production. Exports from South America to the end of May 2021 were down 5.5% year over year from 2020 and were also 13.8% lower versus the same period in 2019.

Operations

Highland Valley Copper

Copper production of 33,400 tonnes in the second quarter was 4,100 tonnes higher than a year ago, due to higher copper grades and mill recoveries, partly offset by a 10% decrease in mill throughput. The decrease in mill throughput compared with a year ago was in line with expectations as a result of processing harder ores. In the second quarter, molybdenum production of 311,000 pounds was approximately 67% lower than a year ago primarily due to substantially lower grades and mill recoveries.

Operating costs before changes in inventory in the second quarter were $161 million, or $35 million higher than a year ago, primarily due to higher consumables costs, higher maintenance and repair supply costs and higher labour costs.

Antamina

Copper production (100% basis) of 110,800 tonnes in the second quarter was 56,200 tonnes higher than a year ago, primarily due to the temporary suspension of operations during the second quarter of 2020 to support COVID-19 response measures. The mix of mill feed in the quarter was 52% copper-only ore and 48% copper-zinc ore, compared with 65% copper-only ore and 35% copper-zinc ore, respectively, a year

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ago. Zinc production (100% basis) increased 76,300 tonnes from a year ago to 124,600 tonnes in the second quarter.

Operating costs before changes in inventory in the second quarter were US$79 million (22.5% share), or US$57 million higher than a year ago. The increase was primarily due to the temporary suspension of operations in 2020.

Carmen de Andacollo

Copper production of 10,800 tonnes in the second quarter was 3,300 tonnes lower than a year ago primarily due to lower copper grades, which declined by 17% as expected in the mine plan, as well as lower mill throughput. Mill throughput was impacted in the quarter by a planned maintenance shutdown as well as other minor maintenance and operational challenges.

Operating costs before changes in inventory in the second quarter of US$53 million were US$5 million higher than a year ago, primarily due to higher contractor costs associated with the maintenance shutdown.

Quebrada Blanca

Copper cathode production of 3,000 tonnes in the second quarter was 500 tonnes lower than a year ago as expected due to the continued decline of cathode production following the completion of mining in 2018.

Operating costs before changes in inventory in the second quarter were US$17 million, or US$3 million higher than a year ago.

Cost of Sales

Cost of sales were $392 million in the second quarter compared with $302 million in the same period last year. This was primarily due to a 21% increase in sales volumes as well as higher unit costs, in part due to royalty-based costs tied to the increased profitability at Antamina. Total cash unit costs1 of product sold in the second quarter, before cash margins for by-products, of US$1.80 per pound was US$0.23 per pound higher than the same period a year ago. This was primarily due to higher consumables costs, the strengthening of the Canadian dollar, and higher workers’ participation and royalty expense resulting from increased profitability at Antamina. The higher profit based payments at Antamina had a US$0.20 per pound impact on total cash unit costs1 compared to a year ago. Cash margins for by-products1 was US$0.43 per pound compared with US$0.22 per pound in the same period a year ago due to substantially higher zinc sales volumes and prices. The resulting net cash unit costs1 for copper, after cash margins for by-products, of US$1.37 per pound was US$0.02 per pound higher than the same period a year ago.

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	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$1.64	$1.40	$1.61	$1.39
Smelter processing charges	0.16	0.17	0.16	0.17
Total cash unit costs[1]	$1.80	$1.57	$1.77	$1.56
Cash margin for by-products[1]	(0.43)	(0.22)	(0.39)	(0.25)
Net cash unit costs[1]	$1.37	$1.35	$1.38	$1.31

Outlook

Our 2021 annual guidance for our copper business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 28 — 32. However, there continues to be upward pressure on cash unit costs primarily due to profit based payments at Antamina, as well as higher consumables costs and the appreciation of the Canadian dollar.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Development Projects

Quebrada Blanca Phase 2

The project has continued to effectively advance construction with the best quarter of progress to date, despite the significant ongoing wave of COVID-19 in Chile. The critical path, which is the grinding circuit, remains on plan and we expect to reach 60% overall project progress in early August. First production is still expected in the second half of 2022.

With cases in Chile now declining, the situation continues to be actively managed as we ramp up to peak construction workforce levels in the third quarter, maximizing camp occupancy.

The project workforce is currently over 60% fully vaccinated with over 80% of the workers receiving at least one dose. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including a robust and effective proactive testing program across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site and effectively advancing construction.

Our capital cost estimate remains at US$5.2 billion before COVID-19 related costs.

We have updated our estimate of the overall COVID-19 related capital costs based on our current assumptions and impacts to construction productivity seen to date under our COVID-19 protocols. The estimated impact on capital costs is expected to be approximately US$600 million.

We are pleased with the progress we are making and excited about the further workforce ramp-up currently underway. Case rates in Chile have declined substantially from the peak in the second quarter. However, the final extent of COVID-19 related impacts on the project schedule and budget will depend on our ability to establish and maintain adequate workforce levels and productivity despite the impacts of COVID-19 management measures.

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ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Zinc price (realized – US$/pound)	$1.32	$0.89	$1.27	$0.93
Production (000’s tonnes)
Refined zinc	64	70	138	149
Zinc in concentrate[1]	140	84	260	212
Sales (000’s tonnes)
Refined zinc	69	70	139	150
Zinc in concentrate[1]	40	93	144	227
Gross profit before depreciation and amortization[2]	$96	$132	$267	$315
Gross profit	$61	$73	$186	$192
Property, plant and equipment expenditures	$41	$53	$69	$94

Performance

Gross profit from our zinc business unit was $61 million in the second quarter compared with $73 million a year ago. Gross profit before depreciation and amortization2 decreased by $36 million compared with a year ago (see table below) primarily due to substantially lower sales volumes, as anticipated, and the strengthening of the Canadian dollar, partly offset by higher zinc prices.

At our Red Dog Operations, zinc production in the second quarter increased substantially by 67%, while lead production increased by 33% compared to a year ago. The increase in zinc production was primarily due to higher mill throughput, with very strong operating performance during the quarter as well as higher zinc grades. At Trail Operations, production of refined zinc was 9% lower than a year ago, primarily due to planned annual zinc roaster maintenance as outlined in the operations section below.

We have increased our zinc in concentrate production guidance for 2021 and lowered our zinc net cash unit costs guidance as a result of the strong operating performance at Red Dog. While sales of zinc in concentrate were low in the first half of 2021 due to operational challenges in 2020, we expect to benefit from higher Red Dog production in the second half of 2021.

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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The table below summarizes the change in gross profit before depreciation and amortization in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization [1] (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2020	$132
Increase (decrease):
Zinc price realized	65
Sales volumes	(62)
Unit operating costs	(20)
Co-product and by-product contribution	(9)
Royalties	18
Foreign exchange	(28)
Net decrease	$(36)
As reported in current quarter	$96

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Property, plant and equipment expenditures in the second quarter included $38 million for sustaining capital, of which $16 million relates to our Trail Operations and $22 million relates to Red Dog.

Markets

The refined zinc market continued to strengthen during the second quarter as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices rose during the second quarter from a low of US$1.25 per pound at the beginning of the quarter to over US$1.38 per pound by mid-May, the highest price in three years. The reopening of economies in Europe and North America continued to release pent-up demand for consumer goods and automobiles, with steel mill order books strong through the second half of 2021. Global galvanized steel prices have been rising since the second quarter of 2020 and are now at the highest levels on record. Low inventories combined with strong growth, a backlog of orders and logistic constraints have kept steel mills running at high levels through the quarter.

The zinc concentrate market remained in deficit in the second quarter, with spot treatment charges remaining well below the annual negotiated terms for 2020. Production and logistics issues continued in South America, with exports to the end of May 2021 down 7.0% from 2020, and down 24% from pre-COVID-19 levels to May 2019. Zinc concentrate exports from Australia were also down 12% to the end of May 2021 compared with last year. Lower exports from major producing countries combined with lower than forecast Chinese domestic mine production has extended the shortage of material available to smelters during the quarter. According to the Chinese Nonferrous Metals Industry Association, smelter production increased 5% in the first five months of 2021, while domestic mine production remains below levels seen in 2016 to 2018, despite higher prices.

14	Teck Resources Limited 2021 Second Quarter News Release

Operations

Red Dog

Zinc production increased to 140,300 tonnes in the second quarter compared with 83,900 tonnes a year ago. The increase was primarily due to substantially higher mill throughput, with operations performing well during the quarter, as well as higher zinc grades and recoveries. Higher mill throughput was supported by continued optimization of mill performance, including RACE21TM benefits from advanced process control improvements in the mill. In the second quarter of 2020, operations were impacted by maintenance challenges as well as lower grades due to mine sequencing changes.

Operating costs before inventory changes in the second quarter were US$83 million, 8% higher than a year ago primarily due to higher operating supplies costs and contractors costs.

Trail Operations

Refined zinc production of 64,000 tonnes in the second quarter was 6,000 tonnes lower than a year ago, primarily due to annual zinc roaster maintenance, which extended longer than planned, as well as lower quality zinc feed sources available for purchase. Refined lead production of 19,100 tonnes in the second quarter was 1,300 tonnes higher than the same period last year.

Operating costs before changes in inventory in the second quarter were 17% higher than a year ago at $141 million primarily due to higher contractor costs as a result of the roaster maintenance, as well as higher labour and operating supplies costs.

Cost of Sales

Cost of sales in our zinc business unit were $400 million in the second quarter similar to $406 million a year ago, as the effect of substantially lower zinc sales volumes were partially offset by higher concentrate purchase costs. Total cash unit costs1 of product sold in the second quarter for our zinc mining operations, before cash margins for by-products, were US$0.61 per pound. This was US$0.14 per pound higher than a year ago primarily due to higher smelter processing charges and lower production volumes in 2020, which resulted in a higher cost of inventory available for sale.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$0.30	$0.25	$0.31	$0.24
Smelter processing charges	0.31	0.22	0.31	0.22
Total cash unit costs[1]	$0.61	$0.47	$0.62	$0.46
Cash margin for by-products[1]	—	(0.04)	—	(0.02)
Net cash unit costs[1]	$0.61	$0.43	$0.62	$0.44

Outlook

Our 2021 annual guidance for our zinc business unit has been revised from our previous disclosures and is outlined in our guidance tables on pages 28 — 32.

15	Teck Resources Limited 2021 Second Quarter News Release

As a result of strong performance at Red Dog during the second quarter, we now expect 2021 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 605,000 to 630,000 tonnes, higher than our previous guidance of 585,000 to 610,000 tonnes. We now expect lead production from Red Dog to be in the range of 90,000 to 100,000 tonnes, slightly higher than our previous guidance of 85,000 to 95,000.

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

In 2021, we continue to expect our zinc total cash unit costs to be in the range of US$0.54 to US$0.59 per pound before cash margins for by-products. However, we now expect zinc net cash unit costs to be in the range of US$0.35 to US$0.40 per pound after cash margins for by-products in 2021, lower than our previous guidance of US$0.40 to US$0.45 per pound, based on current production plans, by-product prices and exchange rates. Cash margins for by-products are expected to be higher than initially planned due to higher lead and silver prices. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in lower net cash unit costs in the second half of the year.

The Red Dog shipping season commenced on July 19, 2021. We expect sales of zinc in concentrate to be in the range of 180,000 to 200,000 tonnes in the third quarter of 2021, reflecting the normal seasonal pattern of Red Dog sales.

At Trail Operations, we now expect to produce between 290,000 to 300,000 tonnes of refined zinc in 2021, lower than our previous guidance of 300,000 to 310,000 tonnes due to the lower availability of quality zinc concentrate feed sources as well as the annual zinc roaster maintenance shutdown during the second quarter having extended longer than planned.

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STEELMAKING COAL BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Steelmaking coal price (realized US$/tonne)	$144	$114	$138	$123
Steelmaking coal price (realized CAD$/tonne)	$177	$157	$172	$168
Production (million tonnes)	6.4	5.1	12.3	10.0
Sales (million tonnes)	6.2	5.0	12.4	10.7
Gross profit before depreciation and amortization[1]	$457	$220	$869	$641
Gross profit	$233	$58	$429	$304
Property, plant and equipment expenditures	$264	$222	$526	$439

Performance

Gross profit in the second quarter from our steelmaking coal business unit increased to $233 million compared with $58 million a year ago. Gross profit before depreciation and amortization1 in the second quarter of $457 million increased significantly from the second quarter of 2020 (see table below). Increased sales volumes, higher steelmaking coal prices and lower unit operating costs contributed to a strong operating performance when compared to the second quarter of 2020, which was impacted by COVID-19.

Second quarter sales of 6.2 million tonnes were within our guidance range and 24% higher than the same quarter a year ago. Sales to China in the second quarter were approximately 2 million tonnes, similar to the first quarter of this year.

Pricing in China for our steelmaking coal began to increase steadily from around the middle of the fourth quarter last year. More recently, pricing outside of China also increased significantly due to higher demand, resulting in further increases to China pricing. Our sales to Chinese customers are priced on the CFR China price assessments, which continue to be at a premium to FOB Australia price assessments.

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

17	Teck Resources Limited 2021 Second Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2020	$220
Increase (decrease):
Steelmaking coal price realized	267
Sales volumes	60
Operating costs	31
Transportation	(13)
Inventory write-down 2020	32
Foreign exchange	(140)
Net increase	$237
As reported in current quarter	$457

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Property, plant and equipment expenditures were $264 million in the second quarter, which included $138 million associated with the Neptune port upgrade and $54 million associated with water projects. Capitalized stripping costs were $114 million in the second quarter compared with $60 million in the same period last year, which was impacted by reduced mining rates associated with workforce curtailments in the early stages of the COVID 19 pandemic.

Markets

Demand for steelmaking coal was strong in the second quarter supported by record high steel pricing.

Steel production in China returned to pre-COVID-19 levels during the second quarter last year and has since been running at record production levels. China’s import restrictions on Australian coal, which came into effect in October 2020, continued through the second quarter of 2021 creating demand in China for seaborne steelmaking coal from sources other than Australia. We have contracted increased sales with a number of long-term Chinese customers and continue to sell spot volumes to customers who have inquired for availability of cargos throughout 2021.

Demand for steelmaking coal in the rest of the world increased in the second quarter as the ex-China steelmakers returned to pre-COVID production levels. Pricing outside of China began to reflect the increased demand in the latter half of the quarter, reflected by the FOB Australia price increasing from a low of US$107 per tonne in April to US$192 per tonne at the end of the quarter. The quarterly average of the key FOB Australia price assessments lagged by one month was US$117 per tonne down from US$122 per tonne in the first quarter. The price mechanism lags the quarter by one month and as a result, the higher prices seen in June are not reflected in this metric for the second quarter. The average of the key CFR China price assessments for the second quarter increased to US$257 per tonne from US$217 per tonne in the first quarter.

Operations

Production volumes returned to historic levels in the second quarter of 2021 following the impacts of COVID-19 in 2020. Our production in the second quarter of 6.4 million tonnes increased by 25%

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compared to the same period last year, which was impacted by production curtailments associated with COVID-19 and the extended Neptune outage in the second and third quarters of 2020. We maximized utilization of available processing capacity in the second quarter to meet additional sales opportunities into China. Strong logistics chain performance supported the steady flow of steelmaking coal to markets.

Daily mining productivity at our operations continue to achieve high performance levels, resulting in a 10% increase in total material movement compared with the same period a year ago. The efficiencies realized and supported by our RACE21™ innovation-driven business transformation program resulted in record second quarter waste movement at our Greenhills Operation. In addition, our Elkview Operation achieved an all-time quarterly production record due to strong performance in the processing plant.

Cost of Sales

Cost of sales were $879 million in the second quarter compared with $734 million in the second quarter last year. The increase in cost of sales was primarily due to higher production and sales volume levels when compared to the second quarter last year. Adjusted site cash cost of sales1 were at the high end of our guidance range, as anticipated, at $64 per tonne in the second quarter compared to $68 per tonne in the second quarter of 2020. Despite higher diesel costs, unit cost of sales were lower compared to a year ago reflecting the structural change in our cost base achieving significantly higher production from our Elkview processing plant. The business unit has healthy raw steelmaking coal inventories and processing challenges experienced through the first quarter are largely behind us.

Transportation costs in the second quarter of $42 per tonne were $3 per tonne higher than the same quarter last year. The increase was primarily due to higher rail costs as a result of higher WTI prices increasing fuel surcharges and tariff rates on westbound CP traffic associated with the March 31, 2021 expiry of our commercial agreement with CP Rail. This was partly offset by lower port costs, driven by a higher percentage of sales volumes loaded through Neptune with overall sales returning to pre-COVID-19 levels. Transportation costs in the first half of 2021 were anticipated to exceed the previously disclosed annual guidance range due to commissioning activities at Neptune. We have updated our transportation cost guidance to account for rail service interruptions and higher demurrage costs caused by wildfires in British Columbia as announced on July 6, 2021 and outlined in the Outlook section below.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales[1]	$64	$68	$63	$66
Transportation costs	42	39	42	41
Inventory write-down (reversals)	—	6	(1)	3
Labour settlement	—	1	—	—
Unit costs[1]	$106	$114	$104	$110

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	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales[1]	$52	$49	$51	$48
Transportation costs	34	28	33	30
Inventory write-down (reversals)	—	5	(1)	2
Labour settlement	—	1	—	—
Unit costs[1]	$86	$83	$83	$80

Our total cost of sales for the quarter also included a $18 per tonne charge for the amortization of capitalized stripping costs and $18 per tonne for other depreciation.

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

Development Projects

Our Neptune port upgrade project is in the site wide ramp-up phase which continue as planned. The new outbound system performed well through the second quarter, including successfully loading the largest cape-size vessel ever berthed by Teck at Neptune. Commissioning of the new tandem dumper commenced in April. The upgrade project significantly increases terminal loading capacity and improves our capability to meet delivery commitments to our customers while lowering our overall logistics costs.

Outlook

Our steelmaking coal business unit is well positioned to deliver strong financial performance in the third quarter of 2021 given the recent significant increase in FOB Australia steelmaking coal prices and already high CFR China prices, combined with continued strong demand from steelmakers.

As previously disclosed, B.C. wildfires have disrupted rail services, negatively impacting our expected third quarter sales volumes, annual production guidance and annual transportation costs in our steelmaking coal business unit. Our third quarter steelmaking coal sales are now expected to be reduced by 500 to 800 thousand tonnes to 5.7 to 6.1 million tonnes. Annual production is now expected to be between 25 to 26 million tonnes, below our prior guidance of 25.5 to 26.5 million tonnes. We are well positioned with our contract capacity at three west coast ports. However, additional transportation costs will be incurred with increased volumes to Ridley terminal, reduced volumes through our low cost Neptune facility, and higher demurrage costs. These challenges combined with higher fuel charges are expected to increase our annual transportation costs to $39 to $42 per tonne, higher than the previous guidance range of $36 to $39 per tonne.

Our 2021 adjusted site cash cost of sales guidance of $59 to $64 per tonne is unchanged. However, higher cost of inputs including supplies and diesel price, and the impact of the BC wildfires on production have increased our expected unit costs to the higher end of the guidance range.

CFR China price assessments continue to exceed FOB Australia price assessments. As such, we continue to prioritize available spot sales to China and optimize our overall realized price as market fundamentals remain supportive of our sales plan. We have restructured our sales book to target approximately 7.5 million tonnes sales to China in 2021, unchanged from our previous guidance.

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Our commercial agreements with Westshore and Ridley Terminals complement the upgrades at Neptune and investments by CN Rail and CP Rail between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes are providing greater reliability and improved performance. Our previous contract with CP Rail expired on March 31, 2021. The process we engaged in with CP resulted in a two year tariff, applicable until April 26, 2023. There will be no material change to our transportation costs attributable to rail rates.

Growth capital in 2021 is expected to increase by $70 million to $460 million due to higher spend on projects including an increased scope of RACE21TM value-adding analytics and automation initiatives for our mining equipment and in our processing facilities. These initiatives are expected to improve safety and productivity and reduce costs through increasing mine production rates with autonomous haulage systems and improving plant reliability and production rates.

Capitalized stripping in 2021 is expected to increase by approximately $105 million to $400 million, reflecting adjustments to the timing of mine sequence activities at our respective operations.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

Our 2021 priorities include commissioning the Fording River South Active Water Treatment Facility (FRO-S AWTF) and the Elkview Phase 2 Saturated Rock Fill (EVO SRF), the completion of the first phase of the Fording River North (FRO-N SRF Phase 1 with a capacity to treat 7 million litres per day) and the expansion of the FRO-N SRF Phase 2 to 30 million litres per day at our Fording River Operations, expected to be complete by the end of 2022.

The EVO SRF was successfully commissioned during the first quarter of 2021 and is now treating and reducing selenium and nitrate and improving water quality in the receiving environment. As previously disclosed, COVID-19 and a change in general contractor delayed completion of the FRO-S AWTF project, which is on track to be completed in the third quarter of 2021.

There is no change to our 2021 guidance on water-related spending. We expect capital spending of approximately $255 million in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management). By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day. From 2022 to 2024, capital investment in water management and water treatment is expected to increase by approximately $100 million to $400 to $500 million as we are advancing the timing of water treatment from future years to support continued mine development. The investment in water treatment will further increase treatment capacity to 90 million litres per day.

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) is preliminarily estimated at $350 to $400 million between 2021 and 2030.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and, as previously disclosed, are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

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Final costs of implementing the Plan and the Direction for managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

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ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Western Canadian Select (US$/bbl)	$54.58	$16.38	$61.96	$21.00
Blended bitumen price (realized US$/bbl)[2]	$57.18	$13.93	$52.24	$23.67
Bitumen price (realized CAD$/bbl)[2]	$58.85	$6.03	$54.13	$17.34
Operating netback (CAD$/bbl)[2]	$(7.25)	$(29.15)	$(6.86)	$(24.08)
Production (million bitumen barrels)	1.6	1.7	3.4	4.6
Production (average barrels per day)	17,806	18,579	18,926	25,142
Sales (million blended bitumen barrels)	2.2	2.2	4.5	6.6
Gross profit (loss) before depreciation and amortization[2]	$(12)	$(73)	$(25)	$(163)
Gross profit (loss)	$(34)	$(95)	$(67)	$(218)

Performance

In the second quarter we had a gross loss in our energy business unit of $34 million compared with a loss of $95 million a year ago. The gross loss before depreciation and amortization2 decreased by $61 million compared with a year ago primarily due to increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher unit operating costs due to lower production, as planned.

Our 21.3% share of bitumen production from Fort Hills decreased by 4% in the second quarter to 17,806 barrels per day compared to the same period in 2020. The lower bitumen production is mainly due to slower than planned ramp-up of contract overburden stripping and managing groundwater inflow from deep subsurface aquifers. However, in July we encountered additional mine challenges requiring mining a shallower mine slope than planned. This results in lost ore and requires additional overburden stripping. As a result of these operational issues, the ramp-up to two-train operation is delayed until 2022.

Cost of sales in the second quarter of 2021 were $198 million compared with $140 million a year ago, reflecting higher mining costs compared to the same period in 2020. Cost of sales were also higher due to an increase in the cost of diluent required for bitumen blending. Adjusted operating costs2 of $49.74 per barrel in the second quarter were higher than the $19.07 per barrel in the same period last year. Unit costs in the second quarter of 2021 reflect higher operating costs associated with increased mining costs, which are spread across lower production volumes. Mining costs have been negatively impacted by increased contractor spending on overburden stripping as the site prepares for the ramp-up to two-train operation. In addition, we recorded inventory write-downs of $23 million ($13.73 per bitumen barrel sold) in the second quarter of 2020, which are excluded from adjusted operating costs but included in gross profit resulting in lower adjusted operating costs in the second quarter of 2020 as a result.

Notes:
1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

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The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2020	$(73)
Increase (decrease):
Bitumen price realized	99
Unit operating costs	(50)
Royalties	(4)
Inventory write-down	23
Foreign exchange	(12)
Transportation costs and other	5
Net increase	$61
As reported in current quarter	$(12)

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

In line with our plan, our share of Fort Hills’ capital expenditures for the second quarter was $14 million.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the second quarter, NYMEX WTI averaged US$66.07 per barrel, a 137% increase compared to the same period last year. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$11.49 per barrel for a WCS blend value of US$54.58 per barrel, 233% higher than the WCS blend value of US$16.38 per barrel in the second quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$3.07 per barrel, for a WCS blend value of US$63.00 per barrel.

Crude oil prices increased in the second quarter with NYMEX WTI prices trading between US$58.65 and US$74.05 per barrel. Prices were supported by market sentiment of improved global demand through 2021 compared to 2020, as well as supply curtailment extensions implemented by the OPEC+ production consortium. Compared to the first quarter of 2021, differentials for Canadian heavy blends modestly narrowed on increased demand as the U.S. Gulf Coast recovered from severe winter weather and reduced Canadian supply on planned production facility maintenance. We expect strong North American demand, and low storage levels to continue to support narrow differentials relative to NYMEX WTI.

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Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended June 30,		Six months ended June 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2021	2020	2021	2020

Bitumen price realized1 2	$58.85	$6.03	$54.13	$17.34
Crown royalties[3]	(1.69)	(0.10)	(1.28)	(0.64)
Transportation costs for FRB[4]	(14.67)	(16.01)	(14.59)	(11.24)
Adjusted operating costs1 5	(49.74)	(19.07)	(45.12)	(29.54)
Operating netback[1]	$(7.25)	$(29.15)	$(6.86)	$(24.08)

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

As expected, bitumen production for the second quarter was lower than our 2021 annual guidance due to a focus on overburden stripping and rebuilding exposed ore inventory to allow for two-train production ramp-up. However, due to a series of operational issues in the mine, production ramp-up to two trains is delayed until 2022 and we now expect our share of Fort Hills’ 2021 annual production to be in the range of 18,100 to 22,300 barrels per day compared to our previously disclosed 2021 annual guidance of 23,500 to 33,000 barrels per day.

Fort Hills’ adjusted operating costs have been higher than expected due to higher costs associated with mining to expose ore inventory levels and to manage groundwater inflow from deep subsurface aquifers. These higher costs are spread over lower production volumes. Based on these assumptions, unit operating costs are now expected to be $40 to $44 per barrel for 2021, compared to our previously disclosed annual guidance of $28 to $32 per barrel.

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OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $71 million in the second quarter compared with $262 million a year ago. Significant items in the quarter included $61 million of environmental costs primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, $31 million of take or pay contract costs and $33 million of share-based compensation expense. This was partly offset by $79 million of positive pricing adjustments and $27 million of gains on commodity derivatives

The table below outlines our outstanding receivable positions, which are valued using provisional prices at March 31, 2021 and June 30, 2021.

	Outstanding at		Outstanding at
	June 30, 2021		March 31, 2021
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	167	4.25	144	3.98
Zinc	52	1.35	78	1.28

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $52 million in the second quarter decreased by $64 million from a year ago. The reason for the decrease was approximately $76 million in additional interest capitalized against our development projects partially offset by higher accretion on our decommissioning and restoration provisions. In the second quarter of 2020, we did not capitalize interest on the QB2 project as construction activities were suspended due to COVID-19.

Income Taxes

Provision for income and resource taxes was $209 million, or 45% of pre-tax profit of $469 million. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions. In the quarter, the loss from our energy business unit and corporate costs, which are not deductible for resource tax purposes, also contributed to increasing our overall effective tax rate.

For the full year we expect our effective tax rate to be in the range of 39% — 41%, based on our current expectations regarding commodity prices and sales by jurisdiction for the balance of the year.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30,		December 31,
	2021		2020

Term notes	$3,478		$3,478
US$5 billion of revolving credit facilities	502		262
QB2 US$2.5 billion limited recourse project finance facility	1,831		1,147
Lease liabilities	549		544
Antamina credit facilities	90		90
Other	1		1
Less unamortized fees and discounts	(83)		(66)
Debt (US$ in millions)	$6,368		$5,456

Debt (Canadian $ equivalent)[1] (A)	$7,892		$6,947
Less cash balances	(312)		(450)
Net debt[2] (B)	$7,580		$6,497
Equity (C)	$21,219		$20,708
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	26%		24%
Net debt to adjusted EBITDA ratio[2]	2.2	x	2.5	x
Weighted average coupon rate on the term notes	5.5%		5.5%

Our liquidity was $6.1 billion as at July 26, 2021.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio1 not to exceed 60%. That ratio was 27% at June 30, 2021.

We have US$5.0 billion of committed revolving credit facilities, of which US$4.0 billion is committed to November 2024 and US$1.0 billion is committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. At July 26, 2021, US$3.5 billion was available on the US$4 billion facility and there were no draws on the US$1 billion facility.

In July 2021, Antamina entered into a new US$1.0 billion term loan agreement. Our 22.5% share of the term loan, if fully drawn, will be US$225 million. Proceeds from the term loan are expected to be used to repay the existing credit facilities and fund capital expenditures. The loan is non-recourse to us and the other Antamina owners and matures in July 2026.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.9 billion at June 30, 2021. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Notes:
1.	Translated at period end exchange rates
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

27	Teck Resources Limited 2021 Second Quarter News Release

We drew US$224 million on the US$2.5 billion limited recourse project financing facility in the second quarter of 2021 to fund the development of the QB2 project. The project achieved its targeted ratio of project financing to total shareholder funding in April 2021, resulting in shareholder contributions going forward.

Operating Cash Flow

Cash flow from operations in the second quarter was $575 million compared with $300 million a year ago, reflecting the positive impact of higher commodity prices compared to a year ago.

During the second quarter, changes in working capital items resulted in a use of cash of $200 million primarily due to an increase in inventories at our Trail and Red Dog Operations, as well as a reduction of accounts payable in the period. This compares with a source of cash of $76 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.0 billion in the second quarter, including $666 million for the QB2 project, $138 million on the Neptune port upgrade project and $203 million on sustaining capital. The largest components of sustaining expenditures were $108 million at our steelmaking coal operations, $28 million at Antamina and $22 million at Red Dog.

Capitalized production stripping costs were $175 million in the second quarter compared with $97 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the second quarter were higher than a year ago primarily due to a decrease in capitalized stripping in the second quarter of 2020 as a result of COVID 19 restrictions.

The table below summarizes our year-to-date capital spending for 2021:

($ in millions)	Sustaining	Growth	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$69	$30	$1,189	$1,288	$94	$1,382
Zinc	65	4	—	69	18	87
Steelmaking coal	191	335	—	526	197	723
Energy	27	1	—	28	—	28
Corporate	4	2	—	6	—	6
	$356	$372	$1,189	$1,917	$309	$2,226

Note:

1.	RACE21TM capital expenditures included in growth totals $56 million and is allocated $11 million to Copper, $3 million to Zinc, $40 million to Steelmaking coal and $2 million to Corporate.

Financing Activities

Debt proceeds, net of repayments, on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project were $272 million in the second quarter. In addition, during the second quarter, we drew $337 million, net, on our US$4 billion revolving credit facility.

28	Teck Resources Limited 2021 Second Quarter News Release

Interest and various finance fees and charges paid in the second quarter were $77 million, similar to a year ago.

In the second quarter, we paid $26 million in respect of our regular base quarterly dividend of $0.05 per share.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2021, $3.8 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward is not known at this time, but could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

29	Teck Resources Limited 2021 Second Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2021 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2021 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit[2] ($ in millions)	Estimated Effect on EBITDA[2] ($ in millions)
US$ exchange		CAD$0.01	$55	$87
Copper (000's tonnes)	282.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	912.5	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.5	US$1/tonne	$18	$29
WCS (million bbl)[4]	7.4	US$1/bbl	$6	$8
WTI[5]		US$1/bbl	$2	$3

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 295,000 tonnes of refined zinc and 617,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

Our previously issued 2021 annual guidance, outlined in detail below, has been updated for changes to zinc, refined zinc, steelmaking coal and bitumen production, zinc net cash unit costs, steelmaking coal transportation costs, bitumen adjusted operating costs and steelmaking coal growth capital and capitalized stripping expenditures.

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward. Accordingly, our ability to achieve the guidance provided throughout this document depends on various factors, including the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

30	Teck Resources Limited 2021 Second Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2020, our guidance for production for 2021 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2020	Previous Guidance 2021	Change	Current Guidance 2021	Previous Three-Year Guidance 2022 – 2024	Change	Current Guidance 2022 – 2024

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.3	128 – 133	—	128 – 133	135 – 165	—	135 – 165
Antamina	85.6	91 – 95	—	91 – 95	90	—	90
Carmen de Andacollo	57.4	46 – 51	—	46 – 51	50 – 60	—	50 – 60
Quebrada Blanca [5]	13.4	10 – 11	—	10 – 11	—	—	—
	275.7	275 – 290	—	275 – 290	275 – 315	—	275 – 315
Zinc1 2 4
Red Dog	490.7	490 – 510	20 – 20	510 – 530	510 – 550	—	510 – 550
Antamina	96.3	95 – 100	—	95 – 100	80 – 100	—	80 – 100
	587.0	585 – 610	20 – 20	605 – 630	590 – 650	—	590 – 650
Refined zinc
Trail Operations	305.1	300 – 310	(10) – (10)	290 – 300	305 – 315	—	305 – 315

Steelmaking coal (million tonnes)	21.1	25.5 – 26.5	(0.5) – (0.5)	25 – 26	26 – 27	—	26 – 27

Bitumen (million barrels)[2]
Fort Hills	8.4	8.6 – 12.1	(2) – (4)	6.6 – 8.1	14	—	14
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	97.5	85 – 95	5 – 5	90 – 100	80 – 90	—	80 – 90

Molybdenum (million pounds)1 2
Highland Valley Copper	3.3	1.2 – 1.8	—	1.2 – 1.8	3.0 – 4.5	—	3.0 – 4.5
Antamina	1.8	1.0 – 1.4	—	1.0 – 1.4	2.0 – 3.0	—	2.0 – 3.0
	5.1	2.2 – 3.2	—	2.2 – 3.2	5.0 – 7.5	—	5.0 – 7.5

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Three-year guidance 2022 —2024 excludes production from QB2.

31	Teck Resources Limited 2021 Second Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q2 2021	Guidance Q3 2021
Zinc (000's tonnes)[1]
Red Dog	39	180 – 200
Steelmaking coal (million tonnes)	6.2	5.7 – 6.1

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2020 and our unit cost guidance for selected principal products in 2021.

	2020	Previous Guidance 2021	Change	Guidance 2021

Copper[1]
Total cash unit costs[5] (US$/lb.)	$ 1.57	$ 1.65 – 1.75	—	$ 1.65 – 1.75
Net cash unit costs2 5 (US$/lb.)	$ 1.28	$ 1.30 – 1.40	—	$ 1.30 – 1.40

Zinc[3]
Total cash unit costs[5] (US$/lb.)	$ 0.53	$ 0.54 – 0.59	—	$ 0.54 – 0.59
Net cash unit costs2 5 (US$/lb.)	$ 0.36	$ 0.40 – 0.45	(0.05) – (0.05)	$ 0.35 – 0.40

Steelmaking coal[4]
Adjusted site cash cost of sales[5]	$ 64	$ 59 – 64	—	$ 59 – 64
Transportation costs	$ 41	$ 36 – 39	3 – 3	$ 39 – 42

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$ 31.96	$ 28 – 32	12 – 12	$ 40 – 44

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2021 assumes a zinc price of US$1.30 per pound, a molybdenum price of US$14.00 per pound, a silver price of US$25 per ounce, a gold price of US$1,800 per ounce and a Canadian/U.S. dollar exchange rate of $1.24.
2.	After co-product and by-product margins.
3.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2021 assumes a lead price of US$1.00 per pound, a silver price of US$25 per ounce and a Canadian/U.S. dollar exchange rate of $1.24. By-products include both by-products and co-products.
4.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation.

32	Teck Resources Limited 2021 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2020 and our capital expenditures guidance for 2021.

(Teck’s share in CAD$ millions)	2020	Previous Guidance 2021	Change	Guidance 2021
Sustaining
Copper	$161	$160	$—	$160
Zinc	188	155	—	155
Steelmaking coal[1]	571	430	—	430
Energy	91	85	—	85
Corporate	12	—	—	—
	$1,023	$830	$—	$830
Growth[2]
Copper[3]	$41	$125	$—	$125
Zinc	7	25	—	25
Steelmaking coal	411	390	70	460
Corporate	4	5	—	5
	$463	$545	$70	$615
Total
Copper	$202	$285	$—	$285
Zinc	195	180	—	180
Steelmaking coal	982	820	70	890
Energy	91	85	—	85
Corporate	16	5	—	5
	$1,486	$1,375	$70	$1,445

QB2 capital expenditures	$1,643	$2,500	$—	$2,500
Total before SMM and SC contributions	3,129	3,875	70	3,945
Estimated SMM and SC contributions to capital expenditures	(660)	(440)	—	(440)
Estimated QB2 project financing draw to capital expenditures	(983)	(1,425)	—	(1,425)
Total, net of partner contributions and project financing	$1,486	$2,010	$70	$2,080

Notes:

1.	Steelmaking coal sustaining capital 2021 guidance includes $245 million of water treatment capital. 2020 includes $267 million of water treatment capital.
2.	Growth expenditures include RACE21TM capital expenditures for 2021 of $150 million, of which $30 million relates to copper, $5 million relates to zinc, $110 million relates to steelmaking coal and $5 million relates to corporate projects.
3.	Copper growth guidance for 2021 includes studies for HVC 2040, Antamina, QB3, Zafranal, San Nicolás and Galore Creek.

33	Teck Resources Limited 2021 Second Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2020	Previous 2021 Guidance	Change	Current 2021 Guidance
Copper	$145	$205	$—	$205
Zinc	51	70	—	70
Steelmaking coal	303	295	105	400
	$499	$570	$105	$675

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2021		2020				2019
(in millions, except for share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$2,558	$2,547	$2,560	$2,291	$1,720	$2,377	$2,655	$3,035	$3,138
Gross profit	689	654	505	291	139	398	460	787	1,051
Profit (loss) attributable to shareholders	260	305	(464)	61	(149)	(312)	(1,835)	369	231
Basic earnings (loss) per share	$0.49	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41
Diluted earnings (loss) per share	$0.48	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41
Cash flow from operations	$575	$585	$594	$390	$300	$279	$782	$1,062	$1,120

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at June 30, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. While there remains some uncertainty around the timing of adoption and the precise nature of an alternative benchmark rate, the replacement of the rate is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) credit facilities and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. We

34	Teck Resources Limited 2021 Second Quarter News Release

continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. We do not expect these amendments to have a material effect on our financial statements.

OUTSTANDING SHARE DATA

As at July 26, 2021, there were 524.7 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 25.7 million share options outstanding with exercise prices ranging between $5.34 and $39.30 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2020 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff continued to work remotely in the second quarter of 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

35	Teck Resources Limited 2021 Second Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

REVENUES
Copper
Highland Valley Copper	$314	$213	$651	$418
Antamina	347	101	635	295
Carmen de Andacollo	127	66	239	210
Quebrada Blanca	33	25	63	52
	821	405	1,588	975

Zinc
Trail Operations	465	395	926	847
Red Dog	99	171	336	421
Other	3	2	5	4
Intra-segment revenues	(106)	(89)	(236)	(185)
	461	479	1,031	1,087

Steelmaking coal	1,112	792	2,159	1,815
Energy	164	44	327	220
TOTAL REVENUES	$2,558	$1,720	$5,105	$4,097

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$159	$59	$320	$102
Antamina	215	37	376	119
Carmen de Andacollo	45	4	79	38
Quebrada Blanca	10	2	20	—
Other	—	1	—	—
	429	103	795	259

Zinc
Trail Operations	(24)	(10)	(2)	(21)
Red Dog	77	80	177	196
Other	8	3	11	17
	61	73	186	192

Steelmaking coal	233	58	429	304
Energy	(34)	(95)	(67)	(218)
TOTAL GROSS PROFIT	$689	$139	$1,343	$537

36	Teck Resources Limited 2021 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

OPERATING COSTS
Copper
Highland Valley Copper	$111	$112	$237	$231
Antamina	74	38	138	96
Carmen de Andacollo	62	47	121	123
Quebrada Blanca	22	21	41	44
Other	—	(1)	—	—
	269	217	537	494

Zinc
Trail Operations	150	128	277	254
Red Dog	20	44	76	98
Other	(5)	(1)	(6)	(13)
	165	171	347	339
		91
Steelmaking coal	397	373	776	729
Energy	80	54	148	190
Total operating costs	$911	$815	$1,808	$1,752

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$9	$8	$18	$17
Antamina	9	3	16	11
Carmen de Andacollo	6	3	12	11
Quebrada Blanca	—	—	—	1
	24	14	46	40
		40
Zinc
Trail Operations	33	37	66	75
Red Dog	7	17	27	42
	40	54	93	117
		$382
Steelmaking coal	258	197	514	439
Energy	25	29	54	59
Total transportation costs	$347	$294	$707	$655

37	Teck Resources Limited 2021 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$285	$217	$543	$494
Intra-segment purchases	(106)	(89)	(236)	(185)
	179	128	307	309
Energy (diluent and non-proprietary blend purchases)	71	34	150	134
Total raw material purchases	$250	$162	$457	$443

ROYALTY COSTS
Copper
Antamina	$10	$—	$25	$5

Zinc
Red Dog	(19)	(6)	17	7
Steelmaking coal	—	2	—	6
Total royalty costs	$(9)	$(4)	$42	$18

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$35	$34	$76	$68
Antamina	39	23	80	64
Carmen de Andacollo	14	12	27	38
Quebrada Blanca	1	2	2	7
	89	71	185	177

Zinc
Trail Operations	21	23	42	45
Red Dog	14	36	39	78
	35	59	81	123

Steelmaking coal	224	162	440	337
Energy	22	22	42	55
Total depreciation and amortization	$370	$314	$748	$692
TOTAL COST OF SALES	$1,869	$1,581	$3,762	$3,560

38	Teck Resources Limited 2021 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

Copper
Highland Valley Copper	$30	$20	$51	$43
Antamina	20	3	39	21
Carmen de Andacollo	2	1	4	4
	52	24	94	68

Zinc
Red Dog	9	13	18	22

Steelmaking coal	114	60	197	179
Total	$175	$97	$309	$269

39	Teck Resources Limited 2021 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Highland Valley Copper
Tonnes mined (000's)	23,056	25,607	44,451	51,460
Tonnes milled (000's)	10,793	11,936	21,068	23,562

Copper
Grade (%)	0.35	0.29	0.36	0.28
Recovery (%)	88.2	86.3	87.9	85.4
Production (000's tonnes)	33.4	29.3	66.0	56.4
Sales (000's tonnes)	25.9	28.5	57.2	55.7
Molybdenum
Production (million pounds)	0.30	1.00	0.6	2.2
Sales (million pounds)	0.40	0.90	0.6	2.3

Antamina
Tonnes mined (000's)	63,393	13,975	117,155	66,847
Tonnes milled (000's)
Copper-only ore	6,952	4,357	13,603	11,066
Copper-zinc ore	6,514	2,378	12,514	8,575
	13,466	6,735	26,117	19,641
Copper[1]
Grade (%)	0.93	0.91	0.93	0.89
Recovery (%)	88.5	86.1	89.0	86.3
Production (000's tonnes)	110.8	54.6	217.5	155.8
Sales (000's tonnes)	114.8	56.1	212.1	150.9

Zinc[1]
Grade (%)	2.25	2.38	2.22	2.13
Recovery (%)	85.4	87.0	85.6	86.6
Production (000's tonnes)	124.6	48.3	241.4	160.0
Sales (000's tonnes)	112.5	41.0	232.2	149.9

Molybdenum
Production (million pounds)	0.7	1.6	2.5	4.8
Sales (million pounds)	1.8	1.5	3.1	5.0

Note:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

40	Teck Resources Limited 2021 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Carmen de Andacollo
Tonnes mined (000’s)	6,759	6,579	13,012	13,066
Tonnes milled (000’s)	4,218	4,663	8,582	9,455
Copper
Grade (%)	0.29	0.35	0.31	0.38
Recovery (%)	84.7	83.3	84.8	85.7
Production (000’s tonnes)	10.4	13.7	22.3	30.4
Sales (000’s tonnes)	11.2	9.4	22.1	29.7

Copper cathode
Production (000’s tonnes)	0.4	0.4	0.7	1.1
Sales (000’s tonnes)	0.3	0.8	0.8	1.3

Gold[1]
Production (000’s ounces)	9.2	12.7	19.7	27.5
Sales (000’s ounces)	10.4	9.0	20.1	27.9

Note:
1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	3.0	3.5	5.9	6.8
Sales (000's tonnes)	2.8	3.3	5.5	7.0

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	110	126	255	273
Lead	31	29	65	62
Metal production
Zinc (000's tonnes)	64.0	70.0	137.7	148.7
Lead (000's tonnes)	19.1	17.8	38.8	36.9
Silver (million ounces)	2.7	2.9	5.4	6.2
Gold (000's ounces)	8.1	6.7	14.8	17.4

Metal sales
Zinc (000's tonnes)	68.6	69.5	138.5	149.8
Lead (000's tonnes)	19.2	19.0	36.7	36.2
Silver (million ounces)	2.7	3.0	5.4	6.4
Gold (000's ounces)	7.4	6.0	14.1	16.2

41	Teck Resources Limited 2021 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Red Dog
Tonnes mined (000's)	2,577	2,734	4,541	5,477
Tonnes milled (000's)	1,191	859	2,305	1,995
Zinc
Grade (%)	14.1	12.6	13.7	13.4
Recovery (%)	83.6	77.9	82.2	79.7
Production (000's tonnes)	140.3	83.9	260.0	212.3
Sales (000's tonnes)	39.3	92.8	143.6	226.7
Lead
Grade (%)	4.3	3.9	4.3	4.0
Recovery (%)	55.4	64.5	55.0	56.4
Production (000's tonnes)	28.5	21.5	54.3	44.8
Sales (000's tonnes)	—	2.8	—	2.8

Steelmaking coal
Waste production (million BCM’s)	62.0	56.6	125.7	122.1
Clean coal production (million tonnes)	6.4	5.1	12.3	10.0
Clean coal strip ratio (waste BCM’s/coal tonnes)	9.7:1	11.1:1	10.2:1	12.2:1
Sales (million tonnes)	6.2	5.0	12.4	10.7

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We

42	Teck Resources Limited 2021 Second Quarter News Release

believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for

43	Teck Resources Limited 2021 Second Quarter News Release

comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

44	Teck Resources Limited 2021 Second Quarter News Release

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio – net debt to capitalization ratio is net debt plus Obligation to Neptune divided by the sum of total debt plus Obligation to Neptune plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

45	Teck Resources Limited 2021 Second Quarter News Release

Profit (Loss) and Adjusted Profit

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$260	$(149)	$565	$(461)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	147	—	169
Environmental costs	44	69	11	(18)
Inventory write-downs (reversals)	—	38	(6)	65
Share-based compensation	24	17	34	(5)
Commodity derivatives	(20)	(20)	(5)	(5)
Taxes and other	31	(13)	66	(36)
Adjusted profit attributable to shareholders	$339	$89	$665	$183
Adjusted basic earnings per share	$0.64	$0.17	$1.25	$0.34
Adjusted diluted earnings per share	$0.63	$0.17	$1.23	$0.34

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$0.49	$(0.28)	$1.06	$(0.86)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.28	—	0.31
Environmental costs	0.08	0.13	0.02	(0.03)
Inventory write-downs (reversals)	—	0.07	(0.01)	0.12
Share-based compensation	0.05	0.03	0.06	(0.01)
Commodity derivatives	(0.04)	(0.04)	(0.01)	(0.01)
Other	0.06	(0.02)	0.13	(0.06)
Adjusted basic earnings per share	$0.64	$0.17	$1.25	$0.34

46	Teck Resources Limited 2021 Second Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$0.48	$(0.28)	$1.05	$(0.86)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.28	—	0.31
Environmental costs	0.08	0.13	0.02	(0.03)
Inventory write-downs (reversals)	—	0.07	(0.01)	0.12
Share-based compensation	0.04	0.03	0.06	(0.01)
Commodity derivatives	(0.04)	(0.04)	(0.01)	(0.01)
Other	0.07	(0.02)	0.12	(0.06)
Adjusted diluted earnings per share	$0.63	$0.17	$1.23	$0.34

47	Teck Resources Limited 2021 Second Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2020	(B) Six Months ended June 30, 2020		(C) Six months ended June 30, 2021	(A-B+C) Twelve months ended June 30, 2021
Profit (loss)	$(944)		$(496)	$552	$104
Finance expense net of finance income	268		161	102	209
Provision for (recovery of) income taxes	(192)		(135)	418	361
Depreciation and amortization	1,510		692	748	1,566
EBITDA	$642		$222	$1,820	$2,240

Add (deduct):
Asset impairment	1,244		647	—	597
COVID-19 costs	336		229	—	107
Environmental costs	270		(25)	15	310
Inventory write-down (reversals)	134		93	(10)	31
Share-based compensation	47		(7)	47	101
Commodity derivatives	(62)		(7)	(7)	(62)
Other	(41)		(59)	91	109
Adjusted EBITDA	$2,570	(D)	$1,093	$1,956	$3,433	(E)

Total debt at period end	$6,947	(F)			$7,892	(G)
Less: cash and cash equivalents at period end	(450)				(312)
Net debt	$6,497	(H)			$7,580	(I)

Debt to adjusted EBITDA ratio	2.7	(F/D)			2.3	(G/E)
Net Debt to adjusted EBITDA ratio	2.5	(H/D)			2.2	(I/E)
Equity attributable to shareholders of the company	20,039	(J)			20,557	(K)
Obligation to Neptune Bulk Terminals	138	(L)			158	(M)
Adjusted Net debt to capitalization ratio	0.24	(H+L)/ (F+J+L)			0.27	(I+M)/ (G+K+M)

48	Teck Resources Limited 2021 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss)	$260	$(185)	$552	$(496)
Finance expense net of finance income	51	114	102	161
Provision for (recovery of) income taxes	209	(66)	418	(135)
Depreciation and amortization	370	314	748	692
EBITDA	890	177	1,820	222

Add (deduct):
Asset impairment	—	—	—	647
COVID-19 costs	—	185	—	229
Environmental costs	61	96	15	(25)
Inventory write-downs (reversals)	—	57	(10)	93
Share-based compensation	33	23	47	(7)
Commodity derivatives	(27)	(28)	(7)	(7)
Taxes and other	32	(25)	91	(59)
Adjusted EBITDA	$989	$485	$1,956	$1,093

49	Teck Resources Limited 2021 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Gross profit	$689	$139	$1,343	$537
Depreciation and amortization	370	314	748	692
Gross profit before depreciation and amortization	$1,059	$453	$2,091	$1,229

Reported as:
Copper
Highland Valley Copper	$194	$93	$396	$170
Antamina	254	60	456	183
Carmen de Andacollo	59	16	106	76
Quebrada Blanca	11	4	22	7
Other	—	1	—	—
	518	174	980	436

Zinc
Trail Operations	(3)	13	40	24
Red Dog	91	116	216	274
Other	8	3	11	17
	96	132	267	315
		220
Steelmaking coal	457	220	869	641
Energy	(12)	(73)	(25)	(163)
Gross profit before depreciation and amortization	$1,059	$453	$2,091	$1,229

50	Teck Resources Limited 2021 Second Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Revenues
Copper (A)	$821	$405	$1,588	$975
Zinc (B)	461	479	1,031	1,087
Steelmaking coal (C)	1,112	792	2,159	1,815
Energy (D)	164	44	327	220
Total	$2,558	$1,720	$5,105	$4,097

Gross profit (loss), before depreciation and amortization

Copper (E)	$518	$174	$980	$436
Zinc (F)	96	132	267	315
Steelmaking coal (G)	457	220	869	641
Energy (H)	(12)	(73)	(25)	(163)
Total	$1,059	$453	$2,091	$1,229

Gross profit margins before depreciation
Copper (E/A)	63%	43%	62%	45%
Zinc (F/B)	21%	28%	26%	29%
Steelmaking coal (G/C)	41%	28%	40%	35%
Energy (H/D)	(7)%	(166)%	(8)%	(74)%

51	Teck Resources Limited 2021 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$821	$405	$1,588	$975
By-product revenue (A)	(94)	(41)	(179)	(118)
Smelter processing charges (B)	28	27	58	64
Adjusted revenue	$755	$391	$1,467	$921

Cost of sales as reported	$392	$302	$793	$716
Less:
Depreciation and amortization	(89)	(71)	(185)	(177)
By-product cost of sales (C)	(20)	(5)	(40)	(25)
Adjusted cash cost of sales (D)	$283	$226	$568	$514
Payable pounds sold (millions) (E)	140.7	116.4	284.1	272.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.01	$1.94	$2.00	$1.89
Smelter processing charges (B/E)	0.20	0.23	0.20	0.23
Total cash unit costs – CAD$/pound	$2.21	$2.17	$2.20	$2.12
Cash margin for by-products – ((A – C)/E)	(0.53)	(0.31)	(0.49)	(0.34)
Net cash unit costs – CAD$/pound	$1.68	$1.86	$1.71	$1.78

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.39	$1.25	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.64	$1.40	$1.61	$1.39
Smelter processing charges	0.16	0.17	0.16	0.17
Total cash unit costs – US$/pound	$1.80	$1.57	$1.77	$1.56
Cash margin for by-products	(0.43)	(0.22)	(0.39)	(0.25)
Net cash unit costs – US$/pound	$1.37	$1.35	$1.38	$1.31

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

52	Teck Resources Limited 2021 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$461	$479	$1,031	$1,087
Less:
Trail Operations revenues as reported	(465)	(395)	(926)	(847)
Other revenues as reported	(3)	(2)	(5)	(4)
Add back: Intra-segment revenues as reported	106	89	236	185
	$99	$171	$336	$421
By-product revenues (A)	—	(10)	(2)	(12)
Smelter processing charges (B)	28	53	103	130
Adjusted revenue	$127	$214	$437	$539

Cost of sales as reported	$400	$406	$845	$895
Less:
Trail Operations cost of sales as reported	(489)	(405)	(928)	(868)
Other cost of sales as reported	5	1	6	13
Add back: Intra-segment purchases as reported	106	89	236	185
	$22	$91	$159	$225
Less:
Depreciation and amortization	(14)	(36)	(39)	(78)
Royalty costs	19	6	(17)	(7)
By-product cost of sales (C)	—	(2)	—	(2)
Adjusted cash cost of sales (D)	$27	$59	$103	$138
Payable pounds sold (millions) (E)	73.7	173.4	269.0	424.3

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.37	$0.34	$0.38	$0.32
Smelter processing charges (B/E)	0.38	0.31	0.38	0.31
Total cash unit costs – CAD$/pound	$0.75	$0.65	$0.76	$0.63
Cash margin for by-products – ((A - C)/E)	—	(0.05)	—	(0.02)
Net cash unit costs – CAD$/pound	$0.75	$0.60	$0.76	$0.61

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.39	$1.25	$1.37

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.30	$0.25	$0.31	$0.24
Smelter processing charges	0.31	0.22	0.31	0.22
Total cash unit costs – US$/pound	$0.61	$0.47	$0.62	$0.46
Cash margin for by-products	—	(0.04)	—	(0.02)
Net cash unit costs – US$/pound	$0.61	$0.43	$0.62	$0.44

Notes:
1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2021 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Cost of sales as reported	$879	$734	$1,730	$1,511
Less:
Transportation costs (A)	(258)	(197)	(514)	(439)
Depreciation and amortization	(224)	(162)	(440)	(337)
Inventory write-down reversal (B)	—	(32)	10	(27)
Labour settlement (C)	—	(4)	—	(4)
Adjusted site cash cost of sales (D)	$397	$339	$786	$704
Tonnes sold (millions) (E)	6.2	5.0	12.4	10.7

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$64	$68	$63	$66
Transportation costs (A/E)	42	39	42	41
Inventory write-downs (B/E)	—	6	(1)	3
Labour settlement (C/E)	—	1	—	—
Unit costs – CAD$/tonne	$106	$114	$104	$110

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.39	$1.25	$1.37
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$52	$49	$51	$48
Transportation costs	34	28	33	30
Inventory write-down reversal	—	5	(1)	2
Labour settlement	—	1	—	—
Unit costs – US$/tonne	$86	$83	$83	$80

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

54	Teck Resources Limited 2021 Second Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations and Adjusted Operating Costs and Adjusted Operating Costs1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$164	$44	$327	$220
Less:
Cost of diluent for blending	(59)	(33)	(113)	(130)
Non-proprietary product revenue	(13)	(1)	(41)	(8)
Add back: crown royalties (D)	3	—	4	3
Adjusted revenue (A)	$95	$10	$177	$85
Cost of sales as reported	$198	$140	$394	$438
Less:
Depreciation and amortization	(22)	(22)	(42)	(55)
Inventory write-down	—	(23)	—	(46)
Cash cost of sales	$176	$95	$352	$337
Less:
Cost of diluent for blending	(59)	(33)	(113)	(130)
Cost of non-proprietary product purchased	(12)	(1)	(37)	(4)
Transportation for non-proprietary product purchased[3]	(2)	(3)	(6)	(4)
Transportation for costs FRB (C)	(24)	(26)	(48)	(55)
Adjusted operating costs (E)	$79	$32	$148	$144
Blended bitumen barrels sold (000’s)	2,187	2,226	4,462	6,645
Less diluent barrels included in blended bitumen (000’s)	(573)	(568)	(1,171)	(1,745)
Bitumen barrels sold (000’s) (B)	1,614	1,658	3,291	4,900

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$58.85	$6.03	$54.13	$17.34
Crown royalties (D/B)	(1.69)	(0.10)	(1.28)	(0.64)
Transportation costs for FRB (C/B)	(14.67)	(16.01)	(14.59)	(11.24)
Adjusted operating costs (E/B)	(49.74)	(19.07)	(45.12)	(29.54)
Operating netback – CAD$ per barrel	$(7.25)	$(29.15)	$(6.86)	$(24.08)

Notes:
1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

55	Teck Resources Limited 2021 Second Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2021	2020	2021	2020
Revenue as reported	$164	$44	$327	$220
Less: non-proprietary product revenue	(13)	(1)	(41)	(8)
Add back: crown royalties	3	—	4	3
Blended bitumen revenue (A)	$154	$43	$290	$215
Blended bitumen barrels sold (000’s) (B)	2,187	2,226	4,462	6,645
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$70.23	$19.30	$65.15	$32.32
Average exchange rate (CAD$ per US$1.00) (C)	1.23	1.39	1.25	1.37
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$57.18	$13.93	$52.24	$23.67

Note:
1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; the QB2 capital cost estimate and estimate of QB2 COVID-19 related capital costs; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including expectation that they will avoid potential constraints on production in the future; expectation of higher Red Dog production in the second half of 2021; expectations regarding the benefits and costs of the Neptune Bulk Terminals port upgrade, including increases in project costs to completion of commissioning; expectation that we are well positioned to mitigate impacts of rail service disruptions; coal sales to China targets; expectation of strong financial performance from our steelmaking coal business unit in the third quarter; timing of construction and completion of our Fording AWTF and our SRFs; expected Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expected cost of

56	Teck Resources Limited 2021 Second Quarter News Release

implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; timing of the ramp-up to two-train operation at Fort Hills; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted

57	Teck Resources Limited 2021 Second Quarter News Release

by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by

58	Teck Resources Limited 2021 Second Quarter News Release

Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, July 27, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

59	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2021 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2021	2020	2021	2020
Revenues (Note 4)	$2,558	$1,720	$5,105	$4,097

Cost of sales	(1,869)	(1,581)	(3,762)	(3,560)
Gross profit	689	139	1,343	537

Other operating income (expenses)
General and administration	(35)	(24)	(76)	(55)
Exploration	(12)	(11)	(24)	(23)
Research and innovation	(32)	(14)	(57)	(36)
Asset impairment (Note 5)	—	—	—	(647)
Other operating income (expense) (Note 6)	(71)	(262)	(44)	(299)
Profit (loss) from operations	539	(172)	1,142	(523)
Finance income	1	2	2	7
Finance expense (Note 7)	(52)	(116)	(104)	(168)
Non-operating income (expense) (Note 8)	(20)	34	(71)	56
Share of gain (loss) of associates and joint ventures	1	1	1	(3)
Profit (loss) before taxes	469	(251)	970	(631)
Recovery of (provision for) income taxes	(209)	66	(418)	135
Profit (loss) for the period	$260	$(185)	$552	$(496)

Profit (loss) attributable to:
Shareholders of the company	$260	$(149)	$565	$(461)
Non-controlling interests	—	(36)	(13)	(35)
Profit (loss) for the period	$260	$(185)	$552	$(496)

Earnings (loss) per share
Basic	$0.49	$(0.28)	$1.06	$(0.86)
Diluted	$0.48	$(0.28)	$1.05	$(0.86)
Weighted average shares outstanding (millions)	532.0	531.0	531.7	537.7
Weighted average diluted shares outstanding (millions)	539.6	531.0	539.0	537.7
Shares outstanding at end of period (millions)	532.4	531.0	532.4	531.0

61	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Profit (loss) for the period	$260	$(185)	$552	$(496)

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(7), $(25), $(15) and $26)	(92)	(270)	(168)	331
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	—	—	(1)	—
	(92)	(270)	(169)	331
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes of $nil, $(1), $1 and $nil)	(4)	14	(5)	1
Remeasurements of retirement benefit plans (net of taxes of $(14), $21 $(71) and $30)	18	(25)	128	(63)
	14	(11)	123	(62)
Total other comprehensive income (loss) for the period	(78)	(281)	(46)	269
Total comprehensive income (loss) for the period	$182	$(466)	$506	$(227)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(66)	$(240)	$(23)	$220
Non-controlling interests	(12)	(41)	(23)	49
	$(78)	$(281)	$(46)	$269

Total comprehensive income (loss) attributable to:
Shareholders of the company	$194	$(389)	$542	$(241)
Non-controlling interests	(12)	(77)	(36)	14
	$182	$(466)	$506	$(227)

62	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Operating activities
Profit (loss) for the period	$260	$(185)	$552	$(496)
Depreciation and amortization	370	314	748	692
Provision for (recovery of) income taxes	209	(66)	418	(135)
Asset impairment	—	—	—	647
Gain on sale of investments and assets	—	—	(1)	(20)
Loss on debt redemption or purchase	—	11	—	11
Net finance expense	51	114	102	161
Income taxes paid	(215)	(24)	(284)	(100)
Remeasurement of decommissioning and restoration provisions for closed operations	56	88	9	(29)
Other	44	(28)	142	(89)
Net change in non-cash working capital items	(200)	76	(526)	(63)
	575	300	1,160	579
Investing activities
Expenditures on property, plant and equipment	(1,048)	(792)	(1,917)	(1,610)
Capitalized production stripping costs	(175)	(97)	(309)	(269)
Expenditures on investments and other assets	(50)	(52)	(94)	(81)
Proceeds from investments and assets	10	9	21	70
	(1,263)	(932)	(2,299)	(1,890)
Financing activities
Proceeds from debt	298	1,313	875	1,379
Revolving credit facilities	337	(35)	293	119
Redemption, purchase or repayment of debt	(26)	(390)	(26)	(390)
Repayment of lease liabilities	(32)	(40)	(65)	(83)
QB2 advances from SMM/SC	110	24	110	24
Interest and finance charges paid	(77)	(79)	(190)	(195)
Issuance of Class B subordinate voting shares	10	—	16	—
Purchase and cancellation of Class B subordinate voting shares	—	—	—	(207)
Dividends paid	(26)	(26)	(53)	(53)
Contributions from non-controlling interests	38	1	39	2
Distributions to non-controlling interests	(6)	(2)	(10)	(2)
Other	8	—	20	—
	634	766	1,009	594
Effect of exchange rate changes on cash and cash equivalents	(3)	(17)	(8)	27
Increase (decrease) in cash and cash equivalents	(57)	117	(138)	(690)
Cash and cash equivalents at beginning of period	369	219	450	1,026
Cash and cash equivalents at end of period	$312	$336	$312	$336

63	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$312	$450
Current income taxes receivable	12	14
Trade and settlement receivables	1,222	1,312
Inventories	2,176	1,872
Prepaids and other current assets	334	352
	4,056	4,000
Financial and other assets	1,462	1,269
Investments in associates and joint ventures	1,038	1,067
Property, plant and equipment	35,009	33,578
Deferred income tax assets	132	271
Goodwill	1,082	1,093
	$42,779	$41,278
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,652	$2,909
Current portion of debt (Note 9)	297	115
Current portion of lease liabilities	113	119
Current income taxes payable	152	102
	3,214	3,245
Debt (Note 9)	6,915	6,140
Lease liabilities	567	573
QB2 advances from SMM/SC	1,022	934
Deferred income tax liabilities	5,341	5,383
Retirement benefit liabilities	510	564
Provisions and other liabilities	3,991	3,731
	21,560	20,570
Equity
Attributable to shareholders of the company	20,557	20,039
Attributable to non-controlling interests	662	669
	21,219	20,708
	$42,779	$41,278

64	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2021	2020
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,134	6,323
Share repurchases	—	(190)
Issued on exercise of options	21	—
End of period	6,155	6,133
Retained earnings
Beginning of period	13,410	14,447
Profit (loss) for the period attributable to shareholders of the company	565	(461)
Dividends paid	(53)	(53)
Share repurchases	—	(17)
Remeasurements of retirement benefit plans	128	(63)
End of period	14,050	13,853
Contributed surplus
Beginning of period	242	219
Share option compensation expense (Note 10(a))	13	11
Transfer to Class B subordinate voting shares on exercise of options	(5)	—
End of period	250	230
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	247	309
Other comprehensive income (loss)	(23)	220
Less remeasurements of retirement benefit plans recorded in retained earnings	(128)	63
End of period	96	592
Non-controlling interests
Beginning of period	669	770
Profit (loss) for the period attributable to non-controlling interests	(13)	(35)
Other comprehensive income (loss) attributable to non-controlling interests	(23)	49
Contributions from non-controlling interests	39	2
Distributions to non-controlling interests	(10)	(2)
End of period	662	784
Total equity	$21,219	$21,598

65	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the effective accounting standard disclosed in Note 2. On July 26, 2021, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at June 30, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to the London Inter-bank Offered Rate (LIBOR) to an alternative benchmark interest rate. While there remains some uncertainty around the timing of adoption and the precise nature of an alternative benchmark rate, the replacement of the rate is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our revolving credit facilities, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) credit facilities and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. We continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. We do not expect these amendments to have a material effect on our financial statements.

66	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	EFFECTS OF COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19 and we continue to operate with enhanced management protocols in place.

67	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	EFFECTS OF COVID-19, continued

During the second quarter of 2020, we expensed costs of approximately $260 million relating primarily to the suspension of construction of our QB2 project, of which $143 million was recorded as COVID-19 costs in other operating income (expense) (Note 6) and $75 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $42 million, $34 million was recorded in cost of sales as a result of reduced production levels at our operations and the majority of $8 million was recorded as social responsibility and donations in other operating income (expense).

4.	REVENUES

The following table shows our revenues disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenues from contracts with customers. A business unit can have revenues from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended June 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$727	$—	$—	$—	$727
Zinc	65	355	—	—	420
Steelmaking coal	—	—	1,112	—	1,112
Blended bitumen	—	—	—	164	164
Silver	11	86	—	—	97
Lead	2	44	—	—	46
Other	16	82	—	—	98
Intra-segment	—	(106)	—	—	(106)
	$821	$461	$1,112	$164	$2,558

(CAD$ in millions)	Three months ended June 30, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$364	$—	$—	$—	$364
Zinc	18	369	—	—	387
Steelmaking coal	—	—	792	—	792
Blended bitumen	—	—	—	44	44
Silver	7	73	—	—	80
Lead	1	50	—	—	51
Other	15	76	—	—	91
Intra-segment	—	(89)	—	—	(89)
	$405	$479	$792	$44	$1,720

68	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUES, continued

(CAD$ in millions)	Six months ended June 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$1,409	$—	$—	$—	$1,409
Zinc	129	845	—	—	974
Steelmaking coal	—	—	2,159	—	2,159
Blended bitumen	—	—	—	327	327
Silver	21	180	—	—	201
Lead	4	82	—	—	86
Other	25	160	—	—	185
Intra-segment	—	(236)	—	—	(236)
	$1,588	$1,031	$2,159	$327	$5,105

(CAD$ in millions)	Six months ended June 30, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$857	$—	$—	$—	$857
Zinc	60	863	—	—	923
Steelmaking coal	—	—	1,815	—	1,815
Blended bitumen	—	—	—	220	220
Silver	13	153	—	—	166
Lead	1	90	—	—	91
Other	44	166	—	—	210
Intra-segment	—	(185)	—	—	(185)
	$975	$1,087	$1,815	$220	$4,097

5.	ASSET IMPAIRMENT

In both the first and second quarters of 2021, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test. Accordingly, no impairments or impairment reversals were recorded in the first or second quarters of 2021.

In the first quarter of 2020, as a result of lower market expectations for short- and medium-term Western Canadian Select heavy oil prices at that time, combined with reduced production, we recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The impairment affected the profit (loss) of our energy operating segment (Note 11).

69	Teck Resources Limited 2021 Second Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Settlement pricing adjustments	$79	$40	$157	$(58)
Share-based compensation (Note 10(a))	(33)	(23)	(47)	7
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(61)	(96)	(15)	25
Care and maintenance costs	(16)	(11)	(31)	(22)
Social responsibility and donations	(4)	(7)	(10)	(10)
Gain (loss) on sale of assets	(3)	(5)	(3)	8
Commodity derivatives	27	28	7	7
Take or pay contract costs	(31)	(26)	(50)	(50)
COVID-19 costs (Note 3)	—	(143)	—	(175)
Other	(29)	(19)	(52)	(31)
	$(71)	$(262)	$(44)	$(299)

7.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Debt interest	$74	$68	$146	$130
Interest on advances from SMM/SC	9	13	17	25
Interest on lease liabilities	8	9	17	18
Letters of credit and standby fees	8	10	19	24
Net interest expense on retirement benefit plans	2	1	3	2
Accretion on decommissioning and restoration provisions	35	27	72	56
Other	7	3	10	6
	143	131	284	261
Less capitalized borrowing costs	(91)	(15)	(180)	(93)
	$52	$116	$104	$168

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020
Foreign exchange gains (losses)	2	$2	$(1)	$10
Loss on debt redemption or purchase	—	(11)	—	(11)
Other	(22)	43	(70)	57
	(20)	$34	$(71)	$56

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT

($ in millions)	June 30, 2021			December 31, 2020
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022	$150	$188	$185	$150	$195	$190
3.75% notes due February 2023	108	140	135	108	144	139
3.9% notes due July 2030	550	737	672	550	781	690
6.125% notes due October 2035	609	978	744	609	1,005	764
6.0% notes due August 2040	490	777	606	490	782	622
6.25% notes due July 2041	795	1,297	975	795	1,309	1,001
5.2% notes due March 2042	399	590	489	399	596	502
5.4% notes due February 2043	377	572	462	377	571	475
	3,478	5,279	4,268	3,478	5,383	4,383
QB2 project financing facility (a)	1,831	2,319	2,210	1,147	1,459	1,423
Revolving credit facilities (b)	502	622	622	262	334	334
Antamina credit facilities (c)	90	112	112	90	115	115
	$5,901	$8,332	$7,212	$4,977	$7,291	$6,255
Less current portion of debt	(240)	(299)	(297)	(90)	(115)	(115)
	$5,661	$8,033	$6,915	$4,887	$7,176	$6,140

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	QB2 Project Financing Facility

As at June 30, 2021, US$1.8 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time, and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca (QBSA). The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at June 30, 2021 includes $96 million (December 31, 2020 – $82 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

b)	Revolving Credit Facilities

As at June 30, 2021, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively. As at June 30, 2021, US$502 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.27 to 1.0 at June 30, 2021, to not exceed 0.60 to 1.0. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2021, we were party to various uncommitted credit facilities providing for a total capacity of $1.9 billion, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $443 million outstanding as at June 30, 2021, which were not issued under a credit facility.

We also had $837 million in surety bonds outstanding as at June 30, 2021, to support current and future reclamation obligations.

c)	Antamina Credit Facilities

As at June 30, 2021, our 22.5% share of Antamina’s three U.S. dollar credit facilities was US$90 million, all of which was outstanding. Amounts outstanding under these facilities bear interest at LIBOR plus applicable margins. The loans are non-recourse to us and the other Antamina owners and mature in 2021.

Cash and cash equivalents as at June 30, 2021 includes $43 million (December 31, 2020 – $26 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

In July 2021, Antamina entered into a new US$1.0 billion term loan agreement. Our 22.5% share of the term loan, if fully drawn, will be US$225 million. Proceeds from the term loan are expected to be used to repay the existing credit facilities and fund capital expenditures. The loan is non-recourse to us and the other Antamina owners and matures in July 2026.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY

a)	Share-Based Compensation

During the six months ended June 30, 2021, we granted 2,483,205 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $28.98, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.83 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.3 years, a risk-free interest rate of 0.75%, a dividend yield of 0.69% and an expected volatility of 40%. Share-based compensation expense related to stock options of $7 million and $13 million (2020 – $6 million and $11 million) was recorded for the three and six months ended June 30, 2021, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the six months ended June 30, 2021, we issued 1,578,300 Units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of Units outstanding at June 30, 2021 was 7,041,268. Share-based compensation expense related to Units of $26 million and $34 million (2020 – $17 million expense and $18 million recovery) was recorded for the three and six months ended June 30, 2021, respectively.

Total share based compensation expense was $33 million and $47 million (2020 – $23 million and $7 million recovery) (Note 6) for the three and six months ended June 30, 2021, respectively.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	June 30, 2021	June 30, 2020
Currency translation differences	$96	$610
Gain/(Loss) on marketable equity and debt securities (net of tax of $2 and $4)	1	(17)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$96	$592

c)	Dividends

Dividends of $0.05 per share, totalling $26 million, were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2021.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2020, we renewed our normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2020 to November 1, 2021. All repurchased shares will

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

be cancelled. There were no purchases and cancellations of Class B subordinate voting shares in the first and second quarters of 2021. In the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended June 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$821	$567	$1,112	$164	$—	$2,664
Less: Intra-segment revenues	—	(106)	—	—	—	(106)
Revenues (Note 4)	821	461	1,112	164	—	2,558
Cost of sales	(392)	(400)	(879)	(198)	—	(1,869)
Gross profit (loss)	429	61	233	(34)	—	689
Other operating income (expenses)	41	(18)	(21)	(10)	(142)	(150)
Profit (loss) from operations	470	43	212	(44)	(142)	539
Net finance income (expense)	(27)	(11)	(20)	(6)	13	(51)
Non-operating income (expense)	(25)	—	(1)	—	6	(20)
Share of gain of associates and joint ventures	—	—	—	—	1	1
Profit (loss) before taxes	418	32	191	(50)	(122)	469
Capital expenditures	777	50	378	14	4	1,223

	Three months ended June 30, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$405	$568	$792	$44	$—	$1,809
Less: Intra-segment revenues	—	(89)	—	—	—	(89)
Revenues (Note 4)	405	479	792	44	—	1,720
Cost of sales	(302)	(406)	(734)	(139)	—	(1,581)
Gross profit (loss)	103	73	58	(95)	—	139
Other operating expense	(99)	(27)	(55)	(6)	(124)	(311)
Profit (loss) from operations	4	46	3	(101)	(124)	(172)
Net finance expense	(50)	(11)	(13)	(7)	(33)	(114)
Non-operating income (expense)	33	(5)	(2)	—	8	34
Share of gain (loss) of associates and joint ventures	2	—	—	—	(1)	1
Profit (loss) before taxes	(11)	30	(12)	(108)	(150)	(251)
Capital expenditures	512	66	282	27	2	889

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$1,588	$1,267	$2,159	$327	$—	$5,341
Less: Intra-segment revenues	—	(236)	—	—	—	(236)
Revenues (Note 4)	1,588	1,031	2,159	327	—	5,105
Cost of sales	(793)	(845)	(1,730)	(394)	—	(3,762)
Gross profit (loss)	795	186	429	(67)	—	1,343
Other operating income (expense)	57	(15)	(15)	(17)	(211)	(201)
Profit (loss) from operations	852	171	414	(84)	(211)	1,142
Net finance income (expense)	(54)	(22)	(41)	(13)	28	(102)
Non-operating income (expense)	(85)	—	(4)	—	18	(71)
Share of gain of associates and joint ventures	—	—	—	—	1	1
Profit (loss) before taxes	713	149	369	(97)	(164)	970
Capital expenditures	1,382	87	723	28	6	2,226
Goodwill	380	—	702	—	—	1,082
Total assets	15,545	4,087	17,907	2,639	2,601	42,779

	Six months ended June 30, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenues	$975	$1,272	$1,815	$220	$—	$4,282
Less: Intra-segment revenues	—	(185)	—	—	—	(185)
Revenues (Note 4)	975	1,087	1,815	220	—	4,097
Cost of sales	(716)	(895)	(1,511)	(438)	—	(3,560)
Gross profit (loss)	259	192	304	(218)	—	537
Asset impairment (Note 5)	—	—	—	(647)	—	(647)
Other operating expense	(248)	(42)	(31)	(11)	(81)	(413)
Profit (loss) from operations	11	150	273	(876)	(81)	(523)
Net finance expense	(88)	(21)	(28)	(13)	(11)	(161)
Non-operating income (expense)	61	6	16	1	(28)	56
Share of loss of associates and joint ventures	(2)	—	—	—	(1)	(3)
Profit (loss) before taxes	(18)	135	261	(888)	(121)	(631)
Capital expenditures	1,069	116	618	68	8	1,879
Goodwill	418	—	702	—	—	1,120
Total assets	13,533	3,814	16,146	3,179	2,566	39,238

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2021, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s. 36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, TCL will pay a penalty of $30 million in respect of each offence. The amount of the penalty has been recorded as a short-term liability. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019. In addition, in October 2020, Environment and Climate Change Canada issued a direction to TCL requiring it to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the Elk Valley Water Quality Plan (EVWQP). Certain of the measures in the direction, including a cover trial, will require incremental spending beyond that already associated with the EVWQP. The measures required by the direction have been included in the measurement of our decommissioning and restoration provisions, where appropriate.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2021 and December 31, 2020 are summarized in the following table:

(CAD$ in millions)	June 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$100	$—	$—	$100	$313	$—	$—	$313
Marketable equity securities	48	—	39	87	64	—	38	102
Debt securities	100	—	2	102	88	—	2	90
Settlement receivables	—	713	—	713	—	949	—	949
Derivative instruments and embedded derivatives	—	79	—	79	—	96	—	96
	$248	$792	$41	$1,081	$465	$1,045	$40	$1,550

Financial liabilities
Derivative instruments and embedded derivatives	$—	$33	$—	$33	$—	$32	$—	$32
Settlement payables	—	57	—	57	—	61	—	61
	$—	$90	$—	$90	$—	$93	$—	$93

In the first quarter of 2020, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

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